SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 RULE 13d-2

(Amendment No. 1)*

CRYPTOLOGIC LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G3159C109

(CUSIP Number)

December 31, 2010

________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

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*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3159C109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THOUSAND HILLS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISLE OF MAN
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,375,144
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,375,144
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,144
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G3159C109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AMBER SERVICES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ISLE OF MAN
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,375,144
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,375,144
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,144
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to Schedule 13G is filed on behalf of the Reporting Persons pursuant to Rules 13d-2(b) and 13d-2(d) promulgated under the Securities Exchange Act of 1934 with respect to acquisitions of Common Stock of Cryptologic Limited (the “Issuer”), and amends the original Schedule 13G filed on October 21, 2010.  The relevant acquisitions of Common Stock of the Issuer triggering the Rule 13d-2(b) filing took place between October 21, 2010 and December 31, 2010.  As the Reporting Persons made further acquisitions of Common Stock of the Issuer since January 1, 2011, increasing the beneficial ownership of the Reporting Persons above 10% of the outstanding Common Stock of the Issuer, the Reporting Persons are required to promptly amend the previously filed Schedule 13G to reflect such acquisitions pursuant to Rule 13d-2(d).  This Amendment No. 1 includes all acquisitions of Common Stock of the Issuer occurring between October 21, 2010 and March 17, 2011, and thus reflects the Reporting Persons’ beneficial ownership of Common Stock of the Issuer as of March 17, 2011.

Item 1.

(a)           Name of Issuer:

Cryptologic Limited

(b)           Address of Issuer’s Principal Executive Offices:

Marine House
Clanwilliam Place
Dublin 2
Ireland
Item 2.

(a)           Name of Persons Filing:

Thousand Hills Limited

Amber Services Limited

(b)           Address of Principal Business Office or, if none, Residence:

Thousand Hills Limited
Royal Trust House
60 Athol Street
Douglas
Isle of Man
IM1 1JD
British Islands

Amber Services Limited
Royal Trust House
60 Athol Street
Douglas
Isle of Man
1M1 1BL
British Islands

(c)           Citizenship:

Thousand Hills Limited -- Isle of Man

Amber Services Limited -- Isle of Man

(d)           Title of Class of Securities:

Common Shares

(e)           CUSIP Number:

G3159C109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.                                Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.  Thousand Hills Limited is the record owner of 1,375,144 ordinary shares of the Issuer.  Amber Services Limited is the sole director of Thousand Hills Limited.  Accordingly, Amber Services Limited may be deemed to beneficially own all of the shares held by Thousand Hills Limited.

Amber Services Limited has no pecuniary interest in the 1,375,144 ordinary shares held by Thousand Hills Limited and disclaims beneficial ownership of such shares.

Item 5.                                Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.                                Identification and Classification of Members of the Group.

Not Applicable

Item 9.                                Notice of Dissolution of Group.

Not Applicable

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 17, 2011

Thousand Hills Limited By: Amber Services Limited, its Sole Director		Amber Services Limited

By:	/s/ David Hudson	By:	/s/ Mark Denton
	Name: David Hudson		Name: Mark Denton
	Title: Director		Title: Director